    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 2001

                                                      REGISTRATION NO. 333-70858

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           AMENDMENT NO. 1 TO FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            JDS UNIPHASE CORPORATION
--------------------------------------------------------------------------------
      (Exact Name of Registrant as Specified in Its Governing Instruments)


            DELAWARE                                      94-2579683
--------------------------------                     -----------------------
(State or Other Jurisdiction of                         (I.R.S. Employer
 Incorporation or Organization)                       Identification Number)

                              210 BAYPOINTE PARKWAY
                              SANTA CLARA, CA 95054
                                 (408) 434-1800
--------------------------------------------------------------------------------
     (Address, Including Zip Code, and Telephone Number, Including Area Code
                   of Registrar's Principal Executive Offices)


                               MICHAEL C. PHILLIPS
         SENIOR VICE-PRESIDENT, BUSINESS DEVELOPMENT AND GENERAL COUNSEL
                            JDS UNIPHASE CORPORATION
                              210 BAYPOINTE PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-1800
--------------------------------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:


   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                 Subject to Completion, dated November 19, 2001

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                            JDS Uniphase Corporation

                         325,000 Shares of Common Stock

We issued 325,000 shares of our common stock to Rockwell International Corporation. Rockwell may wish to sell these shares in the future, and this prospectus allows it to do so. We will not receive any of the proceeds from any sale of shares by such stockholder, but we have agreed to bear the expenses of registration of the shares by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol:

                                      JDSU

The last sale price of our common stock as reported on the Nasdaq National Market on November 16, 2001 was $11.60 per share.

                                  -------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 5, WHICH DISCUSSES RISKS AND UNCERTAINTIES YOU SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK SOLD UNDER THIS PROSPECTUS.

                                  -------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -------------

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Information contained in our Web site does not constitute part of this document.

                                 --------------

                The date of this prospectus is November 19, 2001

                                TABLE OF CONTENTS

     SECTION                                                            PAGE
     JDS Uniphase                                                         3
     Risk Factors                                                         5
     Use of Proceeds                                                     20
     Selling Stockholder                                                 20
     Plan of Distribution                                                20
     Legal Opinions                                                      22
     Experts                                                             22
     Where You May Find More Information                                 23

                                  JDS UNIPHASE

JDS Uniphase Corporation is a high technology company that designs, develops, manufactures and distributes fiber optic components, modules and subsystems for the fiber optic communications industry. These products are deployed in advanced optical communications networks for the telecommunications and cable television industries. Incorporated in Delaware in October 1993, we are the product of several substantial mergers and acquisitions, including, among others, the combination of Uniphase Corporation and JDS FITEL Inc. to form JDS Uniphase Corporation on June 30, 1999, and the subsequent acquisitions of Optical Coating Laboratory, Inc. on February 4, 2000, E-TEK Dynamics, Inc. on June 30, 2000 and SDL, Inc. on February 13, 2001.

Fiber optic communications systems deliver voice, video, audio and text data information over high-capacity fiber optic cables. Although ultimately highly complex, a fiber optic communications system performs three basic functions common to all communications systems: transmitting, receiving and routing (switching) information, in this case information encoded on light signals. Our products, fiber optic components, modules and subsystems, alone and in combinations, perform all of these functions and are the building blocks of fiber optic communications systems. We sell our products to the world's leading and emerging telecommunications networking and cable television system providers. These companies include established industry participants, such as Alcatel, Ciena, Cisco, Corning, Lucent, Marconi, Motorola, Nortel, Siemens and Tyco, along with emerging companies, such as Corvis, ONI Systems, Juniper Networks and Sycamore. In turn, the system providers supply integrated systems to telecommunications carriers such as AT&T, WorldCom, Qwest and Sprint.

Our component products include semiconductor lasers, high-speed external modulators, transmitters, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiber optic applications. Our module and subsystem level products include amplifiers, transponders, transceivers, optical performance monitors and dispersion compensation modules. We also supply our system provider customers with test instruments for both system production applications and network installation.

We also sell a number of other products for applications outside the fiber optic industry that use the same or similar technologies as those used in our fiber optics products business. These additional products include commercial lasers, advanced light interference pigments, optical display and projection products, and gas cluster ion beam surface equipment used in a variety of markets, including the semiconductor and biomedical industries.

Our corporate headquarters in the United States is located at 210 Baypointe Parkway, San Jose, California 95134, where the phone number is (408) 434-1800. Our corporate headquarters in Canada is located at 570 West Hunt Club Road, Nepean, Ontario, and the phone number at this location is (613) 727-1304.

Industry Environment

Since the beginning of calendar 2001, we and our industry have experienced a dramatic downturn, the primary direct cause of which has been a precipitous decrease in network deployment and capital spending by the telecommunications carriers. This decrease can be attributable to, among other things: (a) network overcapacity, as bandwidth demand, while continuing to grow, did not reach levels sufficient to match the pace of network deployment; (b) constrained capital markets; and (c) other factors, including the general inability of the CLECs to obtain sufficient access to established telecommunications infrastructures and consolidation among telecommunications carriers. All of the above factors resulted in a decrease in the overall demand for new fiber optic networks. In response, the carriers dramatically slowed their purchases of systems from our customers, who in turned slowed purchases of components and modules from our competitors and from us. Moreover, as their sales declined, our customers moved to reduce their component and module inventory levels. Consequently, the impact of the slowdown on our business is magnified, as we face declining sales as the result of our customers' declining business and the resulting adjustment to their inventory levels. Currently, we do not see a reversal of the industry downturn.

Global Realignment Program

In April 2001 we initiated our Global Realignment Program, under which we are restructuring our business in response to the current market environment and as part of our continuing program to integrate our operations.

Specific actions taken under the Global Realignment Program include:

o Reducing our workforce from approximately 29,000 employees to what we anticipate will be approximately 13,000 employees. Our workforce is currently below 14,000 employees.

o Eliminating overlapping product development programs and concentrating our key product development activities in specific global centers.

o Consolidating our manufacturing, sales and administrative facilities, through building and site closures, from a total of approximately 6.3 million square feet into approximately 4.4 million square feet.

o Integrating our sales force to, among other things, provide each of our customers with a single point of contact and, in the case of our larger customers, a dedicated sales team.

The Global Realignment Program is expected to reduce our costs by approximately $700 million annually after its complete implementation, which is expected in fiscal 2002. The Global Realignment Program represents our concerted efforts to respond to the current demands of our industry. However, these efforts may be inappropriate or insufficient. The Global Realignment Program may not be successful in achieving the benefits expected, may be insufficient to align our operations with customer demand and the changes affecting our industry, or may be more costly or extensive than currently anticipated.

                                  RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

The statements contained in this prospectus that are not purely historical facts are "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. A forward-looking statement may contain words such as "will continue to be," "will be," "continue to," "expect to," "anticipates that," " to be" or "can impact." Management cautions that forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. Further, our future business, financial condition and results of operations are subject to risks and uncertainties including the risks set forth below.

OUR OPERATING RESULTS AND STOCK PRICE FLUCTUATE SUBSTANTIALLY

Operating results for future periods are never perfectly predictable even in the most certain of economic times, and we expect to continue to experience fluctuations in our quarterly results and in our guidance, when provided, for financial performance in future periods. These fluctuations, which in the future may be significant, could cause substantial variability in the market price of our stock. In addition to those concerns discussed below, all of the concerns we have discussed under "Risk Factors" could affect our operating results from time to time.

Our operating results and stock price are affected by fluctuations in our customers' businesses

Our business is dependent upon product sales to telecommunications network system providers, who in turn are dependent for their business upon orders for fiber optic systems from telecommunications carriers. Any downturn in the business of any of these parties affects us. Moreover, our sales often reflect orders shipped in the same quarter in which they are received, which makes our sales vulnerable to short-term fluctuations in customer demand and difficult to predict. In general, customer orders may be cancelled, modified or rescheduled after receipt. Consequently, the timing of these orders and any subsequent cancellation, modification or rescheduling of these orders have affected and will in the future affect our results of operations from quarter to quarter. Also, as our customers typically order in large quantities, any subsequent cancellation, modification or rescheduling of an individual order may alone affect our results of operations.

We are experiencing decreased sales and increased difficulty in predicting future operating results

As the result of currently unfavorable economic and market conditions, (a) our sales are declining, (b) we are unable to predict future sales accurately, and
(c) we are currently unable to provide long-term guidance for future financial performance. The conditions contributing to this difficulty include:

o uncertainty regarding the capital spending plans of the major telecommunications carriers, upon whom our customers and, ultimately we, depend for sales;

o the telecommunications carriers' current limited access to the capital required for expansion;

o our customers decreasing inventory levels, which, in turn, reduces our sales;

o    lower near term sales visibility; and

o    general market and economic uncertainty.

Based on these and other factors, many of our major customers have reduced, modified, cancelled or rescheduled orders for our products and have expressed uncertainty as to their future requirements. As a result, we currently anticipate that our net sales in future periods may decline. In addition, our ability to meet financial expectations for future periods may be harmed.

We have incurred, and may in the future incur, inventory-related charges, the amounts of which are difficult to predict accurately

As a result of the business downturn we have incurred charges to align our inventory with actual customer requirements over the near term. We use a rolling six-month forecast based on anticipated product orders, product order history, forecasts, and backlog to assess our inventory requirements. As discussed above, our ability to forecast our customers' needs for our products in the current economic environment is very limited. We have incurred, and may in the future incur, significant inventory-related charges. In the fourth quarter of 2001, we incurred charges related to inventory write-downs and losses on excess inventory purchase commitments of $510.6 million, and $59.8 million, respectively. We may incur significant similar charges in future periods. Moreover, because of our current difficulty in forecasting sales, we may in the future revise our previous forecasts. While we believe, based on current information, that the inventory-related charges recorded in 2001, are appropriate, subsequent changes to our forecast may indicate that these charges were insufficient or even excessive.

As a result of these and other factors, our stock price has declined substantially over the past year. Despite this decline, the market price of our stock and the stocks of many of the other companies in the optical components, modules and systems industries continue to trade at high multiples of earnings. An outgrowth of these multiples and market volatility is the significant vulnerability of our stock price and the stock prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, no matter how minor in actual or perceived consequence. Consequently, these multiples and, hence, market prices may not be sustainable. These broad market and industry factors have caused and may in the future cause the market price of our stock to decline, regardless of our actual operating performance or the operating performance of our customers.

IF WE FAIL TO MANAGE OR ANTICIPATE OUR FUTURE GROWTH, OUR BUSINESS WILL SUFFER

The optical networking business has historically grown, at times rapidly, and we have grown accordingly. We have made and, although we are currently in an industry downturn, expect to continue to make significant investments to enable our future growth through, among other things, internal expansion programs, internal product development and acquisitions and other strategic relationships. If we fail to effectively manage or anticipate our future growth effectively, particularly during periods of industry decline, such as these, our business will suffer.

Difficulties associated with integrating our acquired businesses could harm our overall business operations

Our growth strategy includes acquisitions of other companies, technologies and product lines to complement our internally developed products. In fact, we are the product of several substantial acquisitions, including, among others, JDS FITEL on June 30, 1999, OCLI on February 4, 2000, E-TEK on June 30, 2000 and SDL on February 13, 2001. We expect to continue this strategy. Critical to the success of this strategy and, ultimately, our business as a whole, is the ordered, efficient integration of acquired businesses into our organization. If our integration efforts are unsuccessful, our businesses will suffer. Successful integration depends upon:

o our ability to integrate the manufacture, sale and marketing of the products of the businesses acquired with our existing products;

o our ability to complete product development programs and consolidate research and development efforts;

o our ability to retain key personnel of the acquired business and effectively organize the acquired business' personnel with our own;

o our ability to consolidate and reorganize operations with those of the acquired business; and

o our ability to expand our information technology systems (including accounting and financial systems, management controls and procedures).

Our integration efforts, which are ongoing, may not be successful and may result in unanticipated operations problems, expenses and liabilities and the diversion of management attention.

Our acquisition strategy is costly

Our acquisition strategy is costly. For example, we have incurred direct costs associated with the combination of Uniphase and JDS FITEL of $12.0 million, incurred $8.2 million associated with the acquisition of OCLI, incurred $32.3 million associated with the acquisition of E-TEK and incurred $44.6 associated with the acquisition of SDL. In addition, we paid certain SDL executives $300.9 million in consideration of their agreement to amend their change of control agreements and enter into non-compete agreements with us. We may incur additional material charges in subsequent quarters to reflect additional costs associated with these and other combinations and acquisitions, which will be expensed as incurred. Moreover, to the extent an acquired business does not perform as expected, we have and may continue to incur substantial additional unforeseen costs to develop, restructure or dispose of such business. Nonperforming or underperforming acquired businesses may also divert management attention, dilute the value of our common stock and exchangeable shares and weaken our financial condition.

Our Global Realignment Program may not be successful

As part of our continuing integration efforts and in response to the current economic slowdown, we recently commenced a Global Realignment Program, under which we are, among other things:

o consolidating our product development programs and eliminating overlapping programs,

o consolidating our manufacturing of several products from multiple sites into specific locations around the world, and

o realigning our sales organization to offer customers a single point of contact within the company, and creating regional and technical centers to streamline customer interactions with product line managers.

Implementation of the Global Realignment Program involves reductions in our workforce and facilities and, in certain instances, the relocation of products, technologies and personnel. We will incur significant expenses to implement the program and we expect to realize significant future cost savings as a result. As with our other integration efforts, the Global Realignment Program may not be successful in achieving the expected benefits within the expected time frames, may be insufficient to align our operations with customer demand and the changes affecting our industry, may disrupt our operations, or may be more costly than currently anticipated. Even if the Global Realignment Program is successful, our sales must increase in order for us to be profitable.

If we fail to commercialize new product lines our business will suffer

We intend to continue to develop new product lines and to improve existing product lines to meet our customers' diverse and changing needs. However, our development of new products and improvements to existing products may not be successful, as:

o we may fail to complete the development of a new product or product improvement; or

o our customers may not purchase the new product or improved product because, among other things, the product is too expensive, is defective in design, manufacture or performance, or is uncompetitive, or because the product has been superceded by another product or technology.

Nonetheless, if we fail to successfully develop and introduce new products and improvements to existing products, our business will suffer.

Furthermore, new products require increased sales and marketing, customer support and administrative functions to support anticipated increased levels of operations. We may not be successful in creating this infrastructure nor may we realize any increased sales and operations to offset the additional expenses resulting from this increased infrastructure. In connection with our recent acquisitions, we have incurred expenses in anticipation of developing and selling new products. Our operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

Any failure of our information technology infrastructure could harm our business

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure and our ability to expand and update this infrastructure in response to our growth and changing needs. In connection with our growth, we are constantly updating our current information technology infrastructure and expect to incur significant costs and expend significant management and other resources relating to our upgrade efforts. Among other things, we are currently unifying our manufacturing, accounting, sales and human resource data systems using an Oracle platform and expanding and upgrading our networks and integrating our voice communications systems. Any failure to manage, expand and update our information technology infrastructure could hurt our business.

WE HAVE MANUFACTURING AND PRODUCT QUALITY CONCERNS

If we do not achieve acceptable manufacturing volumes, yields and costs, our business will suffer

Our success depends upon our ability to timely deliver products to our customers at acceptable volume and cost levels. The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers, or their inadvertent use of defective or contaminated materials, could significantly hurt our ability to meet our customers' product volume and quality needs. Moreover, in some cases, existing manufacturing techniques, which involve substantial manual labor, may not achieve the volume or cost targets of our customers. In these cases, we will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve these targets, and we will need to undertake other efforts to reduce manufacturing costs. Currently, we are devoting significant funds and other resources to (a) the development of advanced manufacturing techniques to improve product volumes and yields and reduce costs, and (b) realign some of our product manufacturing to locations offering optimal labor costs. These efforts may not be successful. If we fail to achieve acceptable manufacturing yields, volumes and costs, our business will be harmed.

If our customers do not qualify our manufacturing lines for volume shipments, our operating results could suffer

Customers will not purchase any of our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. Moreover, under our Global Realignment Program we are consolidating our worldwide manufacturing operations. Among other things, we will be moving the manufacturing of some of our products to other facilities. The manufacturing lines for these products at the consolidated facilities must undergo qualification with our customers before commercial manufacture of these products can recommence. The qualification process, whether for new products or in connection with the relocation of manufacturing of current products, determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long-term supply program and result in significant lost sales opportunities over the term of that program. We may experience delays in obtaining customer qualification of our manufacturing lines and, as a consequence, our operating results and customer relationships would be harmed.

If our products fail to perform, our business will suffer

Our business depends on our producing excellent products of consistently high quality. To this end, our products are rigorously tested for quality both by us and our customers. Nevertheless, our products are highly complex and our customers testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products may fail to perform as expected. Failures could result from faulty design or problems in manufacturing. In either case, we could incur significant costs to repair and/or replace defective products under warranty, particularly when such failures occur in installed systems. We have experienced such failures in the past and remain exposed to such failures, as our products are widely deployed throughout the world in multiple demanding environments and applications. In some cases, product redesigns or additional capital equipment may be required to correct a defect. In addition, any significant or systemic product failure could result in lost future sales of the affected product and other products, as well as customer relations problems.

ACCOUNTING TREATMENT OF OUR ACQUISITIONS HAS IMPACTED OUR OPERATING RESULTS

Our operating results are adversely impacted by purchase accounting treatment, primarily due to the impact of amortization of and other reductions in the carrying value of goodwill and other intangibles originating from acquisitions

Under accounting principles generally accepted in the United States through June 30, 2001, we accounted for most of our acquisitions using the purchase method of accounting. Under purchase accounting, we recorded the market value of our common shares and the exchangeable shares of our subsidiary, JDS Uniphase Canada Ltd., issued in connection with acquisitions and the fair value of the stock options assumed and the amount of direct transaction costs as the cost of acquiring these entities. That cost is allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. We allocated the excess of the purchase cost over the fair value of the net identifiable assets to goodwill.

The impact of purchase accounting on our operating results is significant. For fiscal 2001, we recorded an acquisition related amortization expense of $5,387.0 million.

Additionally, we also incur other purchase accounting related costs and expenses in the period a particular transaction closes to reflect purchase accounting adjustments adversely affecting gross profit and the costs of integrating new businesses or curtailing overlapping operations. Purchase accounting treatment of our mergers and acquisitions, at least through the end of 2002 at which time new accounting rules will apply, will result in a net loss, which will have a material and adverse effect on our results of operations.

The downturn in telecommunications equipment and financial markets created unique circumstances with regard to the assessment of certain of our long-lived assets and investments. In the second half of fiscal 2001, we evaluated the carrying value of certain long-lived assets and acquired equity investments, consisting primarily of goodwill and other intangible assets and our investment in ADVA. We were carrying a large amount of goodwill on our balance sheet because of our significant acquisitions as accounting rules require that goodwill be recorded based on stock prices at the time merger agreements are executed and announced, and our merger agreements were negotiated and announced at times when market valuations were considerably higher than at present.

During the last quarter of fiscal 2001, under applicable accounting rules, we began to evaluate the carrying value of our goodwill and certain other long-lived assets. As the result of this evaluation, we recorded reductions of $39.8 billion and $10.3 billion in goodwill and other intangible assets for the quarters ended March 31, 2001 and June 30, 2001, respectively. In addition, we recorded a $715 million charge for the quarter ended March 31, 2001 to write down the value of our investment in ADVA. It is possible that our operating results would be adversely affected by additional write-downs of our goodwill and other long-lived assets.

OUR SALES ARE DEPENDENT UPON A FEW KEY CUSTOMERS

Our customer base is highly concentrated. Historically, orders from a relatively limited number of optical system providers accounted for a substantial portion of our net sales. During 2001, three customers, Nortel Networks Corporation, Alcatel, and Lucent Technologies, Inc., accounted for 14 percent, 12 percent and 10 percent of net sales, respectively. During 2000, Lucent Technologies, Inc., and Nortel Networks Corporation, accounted for 21 percent and 15 percent of net sales, respectively. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders, we may not be able to replace these orders with new orders from new customers. In the telecommunications industry, our customers evaluate our products and competitive products for deployment in their telecommunications systems. Our failure to be selected by a customer for particular system projects can significantly impact our business, operating results and financial condition. Similarly, even if our customers select us, the failure of those customers to be selected as the primary suppliers for an overall system installation could adversely affect us. Such fluctuations could materially harm our business.

INTERRUPTIONS AFFECTING OUR KEY SUPPLIERS COULD DISRUPT PRODUCTION, COMPROMISE OUR PRODUCT QUALITY AND ADVERSELY AFFECT OUR SALES

We obtain various components included in the manufacture of our products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would materially harm our results of operations, product quality and customer relationships. In addition, we currently utilize a sole source for the crystal semiconductor chip sets incorporated in our solid state microlaser products for use in our solid state laser products from Opto Power Corporation and GEC. We obtain lithium niobate wafers, gallium arsenide wafers, specialized fiber components and some lasers used in our telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules and Sumitomo, respectively. These materials are important components of certain of our products and we currently do not have alternative sources for such materials. Also, we do not have long-term or volume purchase agreements with any of these suppliers, and these components may not in the future be available in the quantities required by us, if at all, in which case our business could be materially harmed.

ANY FAILURE TO REMAIN COMPETITIVE IN OUR INDUSTRY WOULD HARM OUR OPERATING
RESULTS

If our business operations are insufficient to remain competitive in our industry, our operating results could suffer

The telecommunications markets in which we sell our products are highly competitive and characterized by rapidly changing and converging technologies. We face intense competition from established competitors and the threat of future competition from new and emerging companies in all aspects of our business. Among our current competitors are our customers, who are vertically integrated and either manufacture and/or are capable of manufacturing some or all of the products we sell to them. In addition to our current competitors, we expect that new competitors providing niche, and potentially broad, product solutions will increase in the future. While the current economic downturn has reduced the overall level of business in our industry, the competition for that business remains fierce. To remain competitive in both the current and future business climates, we believe we must maintain a substantial commitment to focused research and development, improve the efficiency of our manufacturing operations, and streamline our marketing and sales efforts, and attendant customer service and support. Under our Global Realignment Program, we have ongoing initiatives in each of these areas. However, our efforts to remain competitive, under the Global Realignment Program and otherwise, may be unsuccessful. Among other things, we may not have sufficient resources to continue to make the investments necessary to remain competitive, or we may not make the technological advances necessary to remain competitive. In addition, notwithstanding our efforts, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive.

Our industry is consolidating

Our industry is consolidating and we believe it will continue to consolidate in the future as companies attempt to strengthen or hold their market positions in an evolving industry. We anticipate that consolidation will accelerate as the result of the current industry downturn. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could lead to more variability in operating results as we compete to be a single vendor solution and could hurt our business.

Fiber optic component average selling prices are declining

Prices for telecommunications fiber optic products generally decline over time as new and more efficient components and modules, with increased functionality, are developed, manufacturing processes improve and competition increases. The current economic downturn has exacerbated the general trend, as declining sales have forced telecommunications carriers and their systems provider suppliers to reduce costs, leading to increasing pricing pressure on us and our competitors. Weakened demand for optical components and modules has created an oversupply of these products, which has increased pressure on us to reduce our prices. To the extent this oversupply is not corrected in subsequent periods, we anticipate continuing pricing pressure. Moreover, currently, fiber optic networks have significant excess capacity. Industry participants disagree as to the amount of this excess capacity. However, to the extent that there is significant overcapacity and this capacity is not profitably utilized in subsequent periods, we expect to face additional pricing pressure.

In response to pricing pressure, we must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices, (2) increase the efficiency of our manufacturing operations, and
(3) generally reduce costs. Failure to do so could cause our net sales and gross margins to decline, which would harm our business.

If we fail to attract and retain key personnel, our business could suffer

Our future depends, in part, on our ability to attract and retain key personnel. In addition, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and, the current economic downturn notwithstanding, we continue to face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. We do not maintain a key person life insurance policy on our chief executive officer or any other officer. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise materially harm our business.

As a consequence of the current economic downturn and as part of our Global Realignment Program, we announced a reduction in our global workforce from 29,000 employees to 13,000 employees. To date, we have not lost the services of any personnel (either through the announced reduction or otherwise), which has had or which we expect will have a material adverse effect on our business or financial condition. However, we cannot predict the impact our recent workforce reductions and any reductions we are compelled to make in the future will have on our ability to attract and retain key personnel in the future.

WE FACE RISKS RELATED TO OUR INTERNATIONAL OPERATIONS AND SALES

Our customers are located throughout the world. In addition, we have significant offshore operations, including manufacturing facilities, sales personnel and customer support operations. Our operations outside North America include facilities in the United Kingdom, the Netherlands, Germany, Australia and the People's Republic of China.

Our international presence exposes us to risks not faced by wholly North American companies. Specifically, we face the following risks, among others:

o our ability to comply with the customs, import/export and other trade compliance regulations of the countries in which we do business, together with any unexpected changes in such regulations;

o    tariffs and other trade barriers;

o political, legal and economic instability in foreign markets, particularly in those markets in which we maintain manufacturing and research facilities;

o    difficulties in staffing and management;

o    language and cultural barriers;

o seasonal reductions in business activities in the summer months in Europe and some other countries;

o    integration of foreign operations;

o    longer payment cycles;

o    greater difficulty in accounts receivable collection;

o    currency fluctuations; and

o    potentially adverse tax consequences.

Net sales to customers outside the United States and Canada accounted for $1,043.4 million, $326.7 million and $114.4 million or 32 percent, 23 percent, and 40 percent of net sales for the years ended June 30, 2001, 2000 and 1999, respectively. We expect that sales to customers outside of North America will continue to account for a significant portion of our net sales. We continue to expand our operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

Since a significant portion of our foreign sales are denominated in U.S. dollars, our products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. Lower sales levels that typically occur during the summer months in Europe and some other overseas markets may also materially and adversely affect our business. Furthermore, the sales of many of our optical system provider customers depend on international sales and consequently further exposes us to the risks associated with such international sales.

We have significant and increasing operations in the People's Republic of China and those operations are subject to greater political, legal and economic risks than those faced by our other international operations. In particular, the political, legal and economic climate in China is extremely fluid and unpredictable. Among other things, the legal system in China, both at the national and regional levels, remains highly underdeveloped and subject to change, with little or no prior notice, for political or other reasons. Moreover, the enforceability of applicable existing Chinese laws and regulations is uncertain. These concerns are exacerbated for foreign businesses, such as ours, operating in China. Our business could be materially harmed by any modifications to the political, legal or economic climate in China or the inability to enforce applicable Chinese laws and regulations.

IF WE HAVE INSUFFICIENT PROPRIETARY RIGHTS OR IF WE FAIL TO PROTECT THOSE WE HAVE, OUR BUSINESS WOULD BE MATERIALLY HARMED

We may not obtain the intellectual property rights we require

Others, including academic institutions and our competitors hold numerous patents in the industries in which we operate. We may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. While in the past licenses generally have been available to us where third-party technology was necessary or useful for the development or production of their products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a combination thereof. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third-party technologies and intellectual properties rights and are required to pay royalties to these third-party licensors on some of our telecommunications products and laser subsystems.

Our products may be subject to claims that they infringe the intellectual property rights of others

The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. We have in the past and may from time to time in the future receive notices from third parties claiming that our products infringe upon third-party proprietary rights. Any litigation to determine the validity of any third-party claims, regardless of the merit of these claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful in such litigation. If we are unsuccessful in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development or such licenses may not be available on terms acceptable to us, if at all. Without such a license, we could be enjoined from future sales of the infringing product or products. We are currently subject to various claims regarding third party intellectual property rights. These claims are not expected to have a material adverse effect on our business.

Our intellectual property rights may not be adequately protected

Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold numerous U.S. patents on products or processes and corresponding foreign patents and have applications for some patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to our own. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of some territories in which our products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

IF WE FAIL TO SUCCESSFULLY MANAGE OUR EXPOSURE TO WORLDWIDE FINANCIAL MARKETS, OUR OPERATING RESULTS COULD SUFFER

We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. We utilize derivative financial instruments to mitigate these risks. We do not use derivative financial instruments for speculative or trading purposes. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. We mitigate currency risks of investments denominated in foreign currencies with forward currency contracts. If we designate such contracts as hedges and they are determined to be effective, depending on the nature of the hedge, changes in the fair value of derivatives will be offset against the change in fair value of assets, liabilities or firm commitments through earnings (fair value hedges) or recognized in other comprehensive income until the hedged item is recognized in earnings (cash flow hedges). The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. A substantial portion of our sales, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we enter into foreign currency forward contracts. The contracts reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

IF WE FAIL TO OBTAIN ADDITIONAL CAPITAL AT THE TIMES, IN THE AMOUNTS AND UPON THE TERMS REQUIRED, OUR BUSINESS COULD SUFFER

We have devoted substantial resources for new facilities and equipment to the production of our products. Currently we are incurring substantial costs associated with restructuring our business and operations under our Global Realignment Program. Although we believe existing cash balances, cash flow from operations, available lines of credit, and proceeds from the realization of investments in other businesses will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to us.

OUR CURRENTLY OUTSTANDING PREFERRED STOCK AND OUR ABILITY TO ISSUE ADDITIONAL PREFERRED STOCK COULD HARM THE RIGHTS OF OUR COMMON STOCKHOLDERS

In connection with the acquisition of Uniphase Netherlands in June 1998, we issued 100,000 shares of non-voting, non-cumulative Series A Preferred Stock to Philips Electronics having a par value of $0.001 per share. The Series A Preferred Stock is generally convertible into additional shares of common stock based on an agreed upon formula for annual and cumulative shipments of certain products during the four-year period ending June 30, 2002. The number of shares of common stock to be issued upon conversion of this preferred stock is tied to unit shipments of certain products by UNL during the four-year period ending June 30, 2002 and our stock price at the date the contingency attributable to the unit shipments is removed. During the fourth quarter of 2001, Uniphase Netherlands achieved cumulative shipments of certain products that will require us to issue at least $90.8 million of the Company's common stock to Philips. The number of common shares to be issued is based on the stock price at the end of the earn-out period and cannot currently be calculated.

In June 1998, we adopted a Stockholder Rights Agreement, as amended and declared a dividend distribution of one right per share of common stock for stockholders of record as of July 6, 1998. As adjusted for stock splits and dividends by us, each outstanding share of our common stock currently includes one-eighth of a right. Each right entitles stockholders to purchase 1/1000 share of our Series B Preferred Stock at an exercise price of $3,600. The rights only become exercisable in certain limited circumstances following the tenth day after a person or group announces acquisitions of or tender offers for 15 percent or more of our common stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by us at a price of $0.01 per right. If the rights are not redeemed, each right will then entitle the holder to purchase common stock having the value of twice the then-current exercise price. For a limited period of time after the exercisability of the rights, each right, at the discretion of our board of directors, may be exchanged for either 1/1000 share of Series B Preferred Stock or one share of common stock per right. The rights expire on June 22, 2008.

Our board of directors has the authority to issue up to 799,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock.

The issuance of Series B Preferred Stock or any preferred stock subsequently issued by our board of directors, under some circumstances, could have the effect of delaying, deferring or preventing a change in control.

Some provisions contained in the rights plan, and in the equivalent rights plan that our subsidiary, JDS Uniphase Canada Ltd., has adopted with respect to our exchangeable shares, may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or exchangeable shares which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock or exchangeable shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

SOME ANTI-TAKEOVER PROVISIONS CONTAINED IN OUR CHARTER AND UNDER DELAWARE LAWS COULD HINDER A TAKEOVER ATTEMPT

We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by Rockwell, but we have agreed to bear certain expenses of registration of the shares under federal and state securities laws.

                               SELLING STOCKHOLDER

Rockwell International Corporation is the sole beneficial owner of the 325,000 shares of our common stock offered under this prospectus. No estimate can be given as to the amount of our common stock that will be beneficially owned by Rockwell after completion of this offering because Rockwell may offer all, some or none of the shares of our common stock owned by them. The donees, pledgees and transferees or other successors in interest of Rockwell may also sell such shares. Rockwell does not now, and will not after completion of the offering, beneficially own one percent or greater of our outstanding common stock, based on an aggregate of 1,326,118,091 shares of our common stock (including 153,551,804 exchangeable shares) outstanding as of September 29, 2001.

                              PLAN OF DISTRIBUTION

We are registering 325,000 shares of our common stock on behalf of Rockwell. As used herein, "Rockwell" or "Rockwell International Corporation" includes Rockwell International Corporation and pledgees, donees, transferees or other successors-in-interest selling shares received from Rockwell International Corporation as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. Rockwell may sell the shares from time to time and may also decide not to sell all the shares it is allowed to sell under this prospectus. Rockwell will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. Rockwell may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

o a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

o    an exchange distribution in accordance with the rules of such exchange;

o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

o    privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by Rockwell may arrange for other broker-dealers to participate in the resales.

Rockwell may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with Rockwell. Rockwell also may sell shares short and redeliver shares to close out such short positions. Rockwell may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Rockwell also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Rockwell. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or Rockwell may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because Rockwell may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, Rockwell will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares of Rockwell covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. Rockwell has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares.

The shares may be sold by Rockwell only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, Rockwell will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by Rockwell. We will make copies of this prospectus available to Rockwell and have informed it of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by Rockwell that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

o the name of each the selling shareholder and of the participating broker-dealer(s);

o    the number of shares involved;

o    the price at which such shares were sold;

o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

o    other facts material to the transaction.

In addition, if required by the Securities Act of 1933, as amended, we will file a supplement to this prospectus upon being notified by Rockwell that any successor in interest intends to sell more than 500 shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. Rockwell will bear all commissions and discounts, if any, attributable to the sales of the shares. Rockwell may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL OPINIONS

The validity of the issuance of the shares of common stock offered pursuant to this prospectus will be passed upon for JDS Uniphase by its internal counsel.

                                     EXPERTS

The consolidated financial statements of JDS Uniphase Corporation incorporated by reference in JDS Uniphase Corporation's Annual Report (Form 10-K) for the year ended June 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of SDL, Inc. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000 included in JDS Uniphase Corporation's Current Report on Form 8-K/A dated February 13, 2001, filed with the Securities and Exchange Commission on March 23, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to the year ended December 31, 1998 are based in part on the report of Arthur Andersen, independent auditors. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

                       WHERE YOU MAY FIND MORE INFORMATION

This prospectus includes information that has not been delivered or presented to you but is "incorporated by reference," which means that we disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information provided in this prospectus. This prospectus incorporates by reference the documents listed below, which contain important information.

We are also incorporating by reference any additional documents that we file with the SEC as required by the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering made by this prospectus. The following documents, which we have filed with the SEC, are incorporated by reference into this prospectus:

     a. JDS Uniphase's Annual Report on Form 10-K for the fiscal year ended June 30, 2001;

     b. JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

     c. JDS Uniphase's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001;

     d. JDS Uniphase's Current Report on Form 8-K/A dated February 13, 2001, filed with the Securities and Exchange Commission on March 23, 2001;

     e. JDS Uniphase's Current Report on Form 8-K (Item 5) dated September 4, 2001 and filed with the Securities and Exchange Commission on September 4, 2001; and

     f. the description of JDS Uniphase common stock contained in JDS Uniphase's Registration Statement on Form 8-K/A filed on November 15, 1993, and any amendment or report filed for the purpose of updating such description.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different.

You can obtain copies of the documents and information incorporated by reference into this prospectus from us upon request, without charge, not including exhibits to documents, unless those exhibits are specifically incorporated by reference into this prospectus. Any person can make a request for information orally or in writing.

Requests for documents should be directed to:

                            JDS Uniphase Corporation
                              210 Baypointe Parkway
                           San Jose, California 95134
                  Attention: Investor Relations (408) 434-1800

We file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

                     Judiciary Plaza                Citicorp Center
                        Room 1024               500 West Madison Street
                  450 Fifth Street, N.W.              Suite 1400
                  Washington, D.C. 20549        Chicago, Illinois 60661

Reports, proxy statements and other information concerning us may also be inspected at:

              The National Association of Securities Dealers, Inc.
                               1735 K Street, N.W.
                             Washington, D.C. 20006

You can also obtain copies of these materials by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding JDS Uniphase at http://www.sec.gov. We have filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to our common stock to be issued under this prospectus. This prospectus is filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as described above.

If you have any questions about the offering, please call JDS Uniphase Investor Relations at (408) 434-1800.

No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or since the date of any documents incorporated into this prospectus by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses payable by JDS Uniphase in connection with the issuance and distribution of the common stock registered hereby. All of such fees and expenses are estimates, except the securities act registration fee. None of the expenses listed below will be borne by the selling stockholders.

Securities Act Registration Fee                                        $4,879.06
Printing and duplicating fees                                              1,000
Legal fees and expenses                                                    1,000
Accounting fees and expenses                                              10,000
Miscellaneous expenses                                                     2,000
    Total                                                             $18,879.06

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The indemnification and liability of JDS Uniphase's directors and officers are governed by Delaware law. Under Section 145 of the General Corporation Law of the State of Delaware, JDS Uniphase has broad powers to indemnify its directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). JDS Uniphase's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

JDS Uniphase's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to JDS Uniphase and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to JDS Uniphase, for acts of omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

JDS Uniphase has entered into agreements with its directors and certain of its executive officers that require JDS Uniphase to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of JDS Uniphase or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of JDS Uniphase and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

JDS Uniphase has obtained a policy of directors' and officers' liability insurance that insures JDS Uniphase's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS

 5.1 - Opinion of Counsel

23.1 - Consent of Counsel (included in Exhibit 5.1)

23.2 - Consent of Ernst & Young LLP, independent auditors

23.3 - Consent of Ernst & Young LLP, independent auditors

23.4 - Consent of Arthur Andersen LLP, independent auditors

24.1* - Power of Attorney (included on signature page hereto)

* For all signatories, other than Directors Kennedy and Liebhaber, the Power of Attorney was previously filed with Registrant's Registration Statement on Form S-3 dated October 3, 2001, Registration No. 333-70858.

ITEM 17. UNDERTAKINGS

A.  The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Canada on November 19, 2001.

                                 JDS UNIPHASE CORPORATION

                                 By:  /s/ JOZEF STRAUS

                                 Jozef Straus, Ph.D.
                                 President, Chief Executive Officer and
                                 Co-Chairman of the Board

                                POWER OF ATTORNEY

Each of Kevin Kennedy and Richard Liebhaber, Directors of JDS Uniphase Corporation, hereby constitutes and appoints Jozef Straus, Ph.D. and Anthony R. Muller as his/her true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his/her stead, in any and all capacities, to sign on his/her behalf the Amendment No. 1 to Registration Statement on Form S-3 in connection with the sale by Rockwell International Corporation of shares of offered securities, and to execute any further amendments to such Registration Statement (including post-effective amendments) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

            SIGNATURE                                TITLE                            DATE
            ---------                                -----                            ----
/s/ JOZEF STRAUS                    President, Chief Executive Officer,         November 19, 2001
----------------------------        Co-Chairman of the Board of Directors
JOZEF STRAUS, PH.D                  (Principal Executive Officer)

/s/ DONALD R. SCIFRES*              Chief Strategy Officer, Co-Chairman of      November 19, 2001
----------------------------        the Board of Directors
DONALD R. SCIFRES, PH.D

/s/ ANTHONY R. MULLER               Executive Vice President, Chief             November 19, 2001
----------------------------        Financial Officer and Secretary
ANTHONY R. MULLER                   (Principal Financial and Accounting
                                    Officer)

/s/ BRUCE DAY*                      Director                                    November 19, 2001
----------------------------
BRUCE DAY

/s/ PETER A. GUGLIELMI*             Director                                    November 19, 2001
----------------------------
PETER A. GUGLIELMI

/s/ ROBERT E. ENOS*                 Director                                    November 19, 2001
----------------------------
ROBERT E. ENOS

/s/ MARTIN A. KAPLAN*               Chairman of the Board of Directors          November 19, 2001
----------------------------
MARTIN A. KAPLAN

/s/ RICHARD LIEBHABER               Director                                    November 19, 2001
----------------------------
RICHARD LIEBHABER

/s/ CASIMIR SCRZYPCZAK*             Director                                    November 19, 2001
----------------------------
CASIMIR SCRZYPCZAK

/s/ KEVIN KENNEDY                   Director                                    November 19, 2001
----------------------------
KEVIN KENNEDY

*By: /s/ Anthony R. Muller
    ------------------------
         Anthony R. Muller
         Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
5.1            Opinion of Counsel

23.1           Consent of Counsel (included in Exhibit 5.1)

23.2           Consent of Ernst & Young LLP, independent auditors

23.3           Consent of Ernst & Young LLP, independent auditors

23.4           Consent of Arthur Andersen LLP, independent auditors

24.1*          Power of Attorney (included on signature page hereto)

* For all signatories, other than Directors Kennedy and Liebhaber, the Power of Attorney was previously filed with Registrant's Registration Statement on Form S-3 dated October 3, 2001, Registration No. 333-70858.